MAG Silver Corp.
October 16, 2007
For Immediate Release N/R#07-29

MAG SILVER ANNOUNCES BOARD APPOINTMENTS

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) President and CEO Dan MacInnis is pleased to announce the appointments of Derek White and Richard Colterjohn to the Company’s Board of Directors, effective immediately.

“MAG is delighted that Mr. Colterjohn and Mr. White have agreed to join our board.  Their varied backgrounds and their global experiences in the mining sector will be invaluable additions at this exciting period in MAG’s development”, said MacInnis. “Having two individuals with substantial credentials join the board is a measure of the significance and evolution of MAG Silver in the resource sector. We are looking forward to working with our new board members.”

Mr. Colterjohn is the founder, President and Chief Executive Officer of Centenario Copper Corporation, a development stage copper company active in Chile.  Since 2002, he has also acted as Managing Partner at Glencoban Capital Management Inc., a private merchant banking firm.  Between 2002 and 2007, he has also served as a director of three other Canadian public mining sector companies: Canico Resource Corp., Cumberland Resources Ltd. and Viceroy Exploration Ltd.  Prior to April 2002, Mr. Colterjohn was Managing Director at UBS Bunting Warburg Inc., an investment dealer.

Mr. White has over 20 years of financial experience in the mining and metals industry. He started his career in 1986 with Coopers & Lybrand LLC in Vancouver and Johannesburg.  In 1992 he joined Impala Platinum Ltd. and held financial management positions in both mine operations in South Africa, and metals trading in London. He then joined Billiton International Metals BV in 1994, as part of the Gencor Ltd. acquisition team, and held executive financial positions in The Hague, London, and Toronto in Precious and Base metal operations, project and business development, and exploration including serving as Chief Financial officer for the Gencor International Gold Division and the Billiton Base Metals Division, formed after the acquisition by Billiton Plc of Rio Algom Ltd.  In 2003, he served as the Chief Financial Officer of International Vision Direct Corp., an online contact lens retailer and winner of the 2003 Ernst &Young LLP - Pacific Region Entrepreneur of the Year Award.  In 2004, Mr White, joined as the Chief Financial Officer of newly formed Quadra Mining Ltd., mid tier copper producer. Mr. White holds an undergraduate degree in Geological Engineering from the University of British Columbia and is a Chartered Accountant.

Mr. Dave Pearce, a director of MAG since its inception in 2003 has elected to step down.  Management and the Board of Directors wish to thank Mr. Pearce for his years of invaluable service as a director and look forward to his continued involvement with the Company.  Mr. Pearce will continue his relationship with MAG as an advisor.

Jonathan Rubenstein has been appointed non-executive Chairman of the Board.

Also joining the Company as an advisor is the Honourable Joe Fontana, P.C.  Mr. Fontana is presently an executive in a renewable energy company. He formerly served as Minister of Labour and Housing in the Liberal Government and brings extensive experience in international affairs including Mexico and Caricom countries.  Mr. Fontana spent 18 years as a Federal Member of Parliament and 10 years in municipal politics in London, Ontario where he also built a successful insurance and property management company.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Industrias Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
"Dan MacInnis"

Director, President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet on SEDAR at www.sedar.com and on EDGAR at http://tinyurl.com/4px4l .